September 27, 2022

Mark A. Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Capital Group Municipal Income ETF (“Municipal Fund”)
Initial Registration Statement on Form N-1A
File Nos. 333-259025 and 811-23738

Capital Group U.S. Multi-Sector Income ETF (“Multi-Sector Fund”)
Initial Registration Statement on Form N-1A
File Nos. 333-259025 and 811-23738

Capital Group Short Duration Income ETF (“Short Duration Fund”)
Initial Registration Statement on Form N-1A
File Nos. 333-259025 and 811-23738

Dear Mr. Cowan:

In response to your comments, received on August 31, 2022, to the initial registration statements on Form N-1A (the “Registration Statements”) of Municipal Fund, Multi-Sector Fund and Short-Duration Fund (each, a “Registrant” and together, the “Registrants”), we hereby file Pre-Effective Amendment No. 1 to the Registration Statements under the Investment Company Act of 1940 (the “1940 Act”) (such amendment, the “Amendment”) pursuant to Rule 472 of the 1933 Act. We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. The Amendment reflects additional information that was not contained in the initial Registration Statements.

Municipal Fund

Summary Prospectus

Principal investment strategies

1.	With respect to the policy that the fund will normally invest at least 80% of its assets in, or derive at least 80% of its income from, securities that are exempt from regular federal income tax, please revise it to be consistent with the language of Rule 35d-1: (i) To invest, under normal circumstances, at least 80% of the value of its assets in investments the income from which is exempt, as applicable, from federal income tax or from both federal and state income tax; or (ii) To invest, under normal circumstances, its assets so that at least 80% of the income that it distributes will be exempt, as applicable, from federal income tax or from both federal and state income tax.

Response: As the Staff notes, under Rule 35d-1 (the “Names Rule”), a fund whose name suggests that the fund’s distributions are exempt from income tax (including a municipal fund so named)

can meet the requirements of the Names Rule in one of two ways: either by investing at least 80% of its assets in investments the income from which is exempt, or by investing its assets so that at least 80% of the income it distributes will be exempt. The fund’s 80% policy mirrors the flexibility provided under the Names Rule for tax-exempt funds to take one approach or the other. For these reasons, we respectfully decline to revise the 80% policy as suggested.

2.	Please revise the following disclosure under Items 4 and 9, as follows:

“Municipal bonds are debt obligations that pay interest that is exempt from federal income taxation, with payments made from a wide variety of sources, including governmental revenue streams and private enterprises.”

Response: We will make this change in both Items 4 and 9.

3.	Please confirm that the fund cannot borrow; otherwise, amend the disclosure to clarify that the reference to the fund’s assets in respect of its 80% policy means “net assets, plus borrowings for investment purposes.”

Response: As disclosed in the fund’s statement of additional information (“SAI”), the Registrant has (or will have, prior to its inception date) adopted a fundamental policy not to borrow money, except as permitted (i) by the 1940 Act and the rules and regulations thereunder or (ii) by exemptive or other relief or permission from the Staff. Notwithstanding the enumerated exceptions to this fundamental policy, borrowing money for investment purposes is not a strategy of the Registrant. That being the case, we believe it is unnecessary — and, importantly, would likely result in shareholder confusion — to include the technical definition of “assets” under Rule 35d-1 under the 1940 Act in the prospectus disclosure.

4.	We note the SAI - Certain investment limitations and guidelines states:

“The fund will invest at least 80% of its assets in bonds (for purposes of this limit, bonds include any debt instrument and cash equivalents, and may include certain preferred securities). For purposes of this investment guideline, investments may be represented by derivative instruments, such as futures contracts and swap agreements.”

Please reconcile the above with the principal investment strategies described in Item 4 and Item 9, as well as to the disclosure concerning any corresponding principal risks. Also, to the extent that derivatives are counted towards the 80% policy, please add disclosure in Item 9 that they are valued at market value.

Response: We will add the following disclosure in Items 4 and 9 to address this comment:

“The fund invests primarily in bonds and other debt instruments.”

The fund defines “primarily” to mean at least 80%, as reflected in its disclosure in the SAI, in keeping with the Staff’s guidance on layered disclosure. In addition, we believe the corresponding risks are addressed by the existing principal risk factor captioned “Investing in debt instruments.”

We confirm supplementally that the fund will not invest in derivative instruments such as futures contracts and swap agreements or preferred securities as a principal investment strategy. Accordingly, we do not believe these warrant mention in Items 4 or 9. In addition, Item 9 includes disclosure that the fund “may hold cash or cash equivalents, including commercial paper and short-term securities issued by the U.S. government, its agencies and instrumentalities.”

In addition, given that derivatives may count towards the above-referenced 80% policy, we will add the following disclosure in the SAI to address this comment:

“The fund will invest at least 80% of its assets in bonds (for purposes of this limit, bonds include any debt instrument and cash equivalents, and may include certain preferred securities). For purposes of this investment guideline, investments may be represented by derivative instruments, such as futures contracts and swap agreements, which will be valued on a mark-to-market basis in accordance with applicable regulatory requirements.”

5.	In the SAI under the section titled “Certain investment limitations and guidelines,” the fund states that it invests "up to 35% of its assets" in debt securities rated BB+ or Ba1 or below (or its equivalent). The prospectus merely states that the fund may invest in such debt securities. Please reconcile these disclosures.

Response: The disclosure relating to the 35% maximum in the SAI is intended to supplement the guideline for debt securities rated BB+ or Ba1 or below as stated in the prospectus, in keeping with the Staff’s guidance on layered disclosure.

Principal Risks

6.	Consider whether the risk factor captioned ‘Investing in municipal securities’ should include disclosure regarding the impact of Covid-19 on municipal securities. Also, to the extent that fund intends to significantly invest in municipal securities issued by any particular state or territory experiencing financial distress, please add appropriate risk disclosure.

Response: The impacts of public health emergencies such as Covid-19 are addressed under the principal risk factor captioned ‘Market conditions’ as follows (emphasis added):

Economies and financial markets throughout the world are highly interconnected. Events (including public health emergencies, such as the spread of infectious disease) and other circumstances in one country or region could have impacts on global economies or markets. As a result, whether or not the fund invests in securities of issuers located in or with significant exposure to the countries affected, the value and liquidity of the fund’s investments may be negatively affected by developments in other countries and regions.

We do not believe additional disclosure relating to the impact of Covid-19 on municipal securities is warranted. We confirm supplementally that the Registrant does not intend to significantly invest in municipal securities issued by any particular state or territory experiencing financial distress.

7.	Please update the risk factor captioned ‘Investing in debt instruments’ to reflect current market conditions – e.g., the Federal Reserve raising interest rates from historical low to combat inflation.

Response: The Amendment will reflect an additional risk factor in the Registrant’s SAI that addresses inflation and deflation risk, as follows:

Inflation/Deflation risk — The fund may be subject to inflation and deflation risk. Inflation risk is the risk that the present value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the present value of the fund‘s assets can decline. Deflation risk is the risk that prices throughout the economy decline over time. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer default more likely, which may result in a decline in the value of the fund‘s assets.

We believe the above update sufficiently addresses this comment.

8.	Please update the risk factor captioned ‘Market trading” as shown:

The existence of significant market volatility, disruptions to creations and redemptions, or potential lack of an active trading market for fund shares (including through a trading halt), among other factors, may result in the shares trading significantly above (at a premium) or below (at a discount) to NAV and bid-ask spreads may widen.

Response: We will make this change.

9.	The risk factor captioned “Market trading” includes the below disclosure. Please confirm whether this disclosure is necessary for a municipal fund.

Foreign securities held by the fund may be traded in markets that close at a different time than the exchange on which the fund’s shares are listed. Liquidity in those securities may be reduced after the applicable closing times. Accordingly, during the time when the fund’s exchange is open but after the applicable market closing, fixing or settlement times, bid-ask spreads on the fund’s exchange and the corresponding premium or discount to the fund’s NAV may widen.

Response: We confirm that Registrant does not expect to invest substantially in foreign securities. We will remove the above risk disclosure.

10.	Please supplementally identify the broad-based securities market index expected to be used in the average annual total returns table.

Response: We confirm supplementally that Registrant expects to use the following broad-based securities market index in the average annual total returns table after the first year of its operations:

85%/15% Bloomberg 1-15 Year Blend (1-17 Year) Municipal Bond Index / Bloomberg 1-15 Year Blend (1-17 Year) High Yield Municipal Bond Index

In addition to the above, the Registrant expects to show the components of the above index as additional indices in the average annual total returns table.

Management

11.	Please amend the disclosure relating to the fund’s portfolio managers to state that the named individuals are “jointly” as well as primarily responsible for the portfolio management of the fund.

Response: We confirm supplementally that, under the Capital System, each portfolio manager is responsible for his or her own sleeve of the portfolio which is managed separately in accordance with the investment objective of the Registrant. We believe the current disclosure is clear and consistent with our long-standing disclosures regarding the Capital System across the fund complex.

12.	Please amend the following disclosure relating to portfolio manager experience in the fund to include the month in each case:

Less than 1 year

(since the fund’s inception (2022))

Response: While we anticipate that the Registrant will commence operations in late October 2022, the timing is subject to change. Item 5 of Form N-1A merely requires the length of service of the named individuals, and we believe the current disclosure is sufficient.

Statutory Prospectus

Investment objectives, strategies and risks

13.	In respect of the policy that the fund will normally invest at least 80% of its assets in, or derive at least 80% of its income from, securities that are exempt from regular federal income tax, please describe how such policy can be changed (i.e., for a fund with the term "municipal" in its name, shareholder approval is required).

Response: We will add the following disclosure in Item 9 to address this comment:

“The fund will normally invest at least 80% of its assets in, or derive at least 80% of its income from, securities that are exempt from regular federal income tax. This is a fundamental policy of the fund and may not be changed without shareholder approval.

14.	Please add the disclosure that the fund “may invest in debt securities of any maturity or duration” under Item 4.

Response: We will make this change.

15.	In respect of the following disclosure, please briefly describe the quantitative measures relied on by the investment adviser.

“The basic investment philosophy of the investment adviser is to seek to invest in attractively priced securities that, in its opinion, represent good investment opportunities. The investment adviser believes that an important way to accomplish this is through fundamental research, which may include analysis of credit quality, general economic conditions and various quantitative measures and, in the case of corporate obligations, meeting with company executives and employees, suppliers, customers and competitors. Securities may be sold when the investment adviser believes that they no longer represent relatively attractive investment opportunities.”

Response: The investment adviser may consider any number of different quantitative measures in the investment process, some of which may be of greater relevance than others, based on the facts and circumstances of a particular investment. It is not a principal investment strategy of the fund to rely on a specific set of quantitative measures used by the adviser across all of its investments. In addition, describing any specific quantitative measures could overstate the extent to which it is relied upon by the investment adviser.

16.	The prospectus indicates that the fund may invest in the Central Funds. If acquired fund fees and expenses (“AFFE”) from such investments will exceed 0.01% of the average net assets of the fund, please disclose these fees and expenses as a separate line item in the fee table. Further, if included as a separate line item, please also disclose in a footnote to the fee table that AFFEs are based on estimated amounts for the current fiscal year. Otherwise, please confirm supplementally that such expenses, if any, are reflected in “Other Expenses.” [Instr. 3(f)(i) to Item 3.]

Response: We confirm supplementally that, if acquired fund fees and expenses (AFFE) exceed 0.01% of the average net assets of the fund, the fund will include a separate line item in the fee table for AFFE. The fund's AFFE is not expected to exceed 0.01% of the average net assets of the fund at this time, and as a result, any such expenses will be reflected in "Other Expenses."

17.	Please explain the below disclosure and be more specific. If ESG consideration is not a principal strategy for this fund, please move this disclosure to the SAI.

“The investment adviser may consider environmental, social and governance (“ESG”) factors that, depending on the facts and circumstances, are material to the value of an issuer or instrument. ESG factors may include, but are not limited to, environmental-related events resulting from climate change or society’s response to environmental change, social conditions (e.g., labor relations, investment in human capital, accident prevention, changing customer behavior) or governance issues (e.g., board composition, significant breaches of international agreements, unsound business practices).”

Response: The investment adviser seeks to consider ESG risks and opportunities that are material to an investment. An ESG consideration that is material to one investment may not be material with respect to a different investment. We note as a general matter that Item 9 contemplates certain disclosures other than the fund’s principal investment strategies. The above referenced disclosure, for example, is responsive to Item 9(b)(2). In addition, this disclosure is subject to change based on the Commission's final rule relating to ESG-related disclosures by funds and advisers, proposed on May 25, 2022. Accordingly, we respectfully decline to amend or move the disclosure at this time.

18.	Why is the risk factor captioned “Alternative minimum tax” not a principal risk given that the fund may invest up to 30% in of its assets in securities that may subject shareholders to federal alternative minimum tax?

Response: We will move this disclosure to the Principal Risks section to address this comment.

19.	Please explain how the risk factor captioned ‘Interest rate risk’ is not a principal risk of a fund that invests in municipal securities. It does not seem sufficient to only reference this risk in the risk factors captioned 'Market conditions' and 'Investing in debt instruments.'

Response: We will move the risk factor captioned ‘Interest rate risk’ to the Principal Risks section to address this comment.

20.	Please consider whether the expected discontinuation of LIBOR, which is discussed in the SAI, is a principal risk for the fund. If you believe it is not, explain to us why. Please tailor any such principal risk to describe how the expected discontinuation of LIBOR could affect the fund’s investments, including: (a) if the fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being published, how it will affect the liquidity of these investments; and (b) how the transition to any successor rate could impact the value of investments that reference LIBOR.

Response: We confirm supplementally that the expected discontinuation of LIBOR is not a principal risk of investing in the fund. This is because LIBOR will remain relevant only for new transactions after the fund is expected to be operational. Based on the fund's stated investment objective and strategy, the fund is expected to have limited exposure to LIBOR when it begins operations in October 2022. Accordingly, we do not believe any additional disclosure is required in response to this comment.

21.	While only categorized as an additional risk, the risk factor captioned ‘Exposure to country, region, industry or sector’ appears to be at odds with the fund. Is it possible that this fund would have significant exposure to a particular country (outside of the U.S.) or industry or sector? Consider removing this risk. Otherwise, please supplementally confirm that the fund does not currently anticipate significant exposure to any specific country, region, industry or sector. Alternatively, add appropriate disclosure to the investment strategy and risk discussion in the prospectus.

Response: We supplementally confirm that the fund, as a tax-exempt fund, anticipates having significant country exposure to the United States. Setting country exposure aside, while it is not an investment strategy of the fund to invest in securities of issuers in any particular region, industry or sector, and no such significant exposure is anticipated at this time, because the investment portfolio of the fund is actively managed and because, from time to time, the fund may have significant exposure to a particular region, industry or sector, the fund prospectus includes disclosure regarding the risk of such exposure. Given these considerations, we believe the disclosure is appropriate as-is.

Multi-Sector Fund

Summary Prospectus

General

22.	Comments provided with respect to Municipal Fund apply to Multi-Sector Fund to the extent applicable.

Response: We acknowledge this comment.

Principal investment strategies

23.	Please confirm that the fund cannot borrow; otherwise, amend the disclosure to clarify that the reference to the fund’s assets in respect of its 80% policy means “net assets, plus borrowings for investment purposes.”

Response: Our response is the same for Multi-Sector Fund as it is for Municipal Fund. Please refer to our response to Comment #3, above.

24.	Please amend the following disclosure as shown:

The fund normally invests at least 80% of its assets in the securities of issuers domiciled within the United States.

Response: We will make this change.

25.	We note the SAI – Certain investment limitations and guidelines states:

“The fund will invest at least 80% of its assets in bonds and other debt instruments, including Eurodollar and Yankee bonds, debentures, notes, securities with equity and fixed income characteristics (such as bonds with warrants attached, convertible bonds, hybrids and certain preferred securities), cash and cash equivalents, securities backed by mortgages and other assets, loans, and other fixed income obligations of banks, corporations and governmental authorities.”

Please reconcile with the principal investment strategies indicated in Item 4 and in Item 9, as well as to the disclosure concerning any corresponding principal risks.

Response: In keeping with the Staff's guidance on layered disclosures, the term "primarily" is defined in the Registrant’s SAI to mean at least 80%, and the SAI includes disclosure regarding additional types of debt securities that the fund may invest in. We confirm that Registrant does not expect to invest in such additional types of debt instruments discussed in the SAI as part of its principal investment strategy. We further note that Items 4 and 9 include disclosure regarding asset-backed securities and Item 9 includes disclosure regarding the fund’s investments in cash and cash equivalents.

26.	It is stated that “the fund will invest its assets across three primary sectors: high-yield corporate debt, investment grade corporate debt and securitized debt.” Please specify what “securitized debt” means.

Response: Item 9 of the Registration Statement provides the following with respect to the fund’s investments in the securitized debt sector:

Though the fund may invest in various types of securitized debt instruments, the fund will normally invest the securitized debt portion of its portfolio in mortgage- and other asset-backed securities. The fund may, however, invest in other securitized debt instruments, including collateralized debt obligations (which may, from time to time, include lower-rated tranches of such instruments).

We believe this additional disclosure relating to securitized debt is appropriately placed in Item 9, consistent with the Staff’s guidance on layered disclosure.

27.	Please describe the principal risks associated with investing in US government debt, municipal debt and non-corporate debt in the Principal Risks section. Also, explain what “non-corporate credit” means.

Response: Registrant invests primarily in the high-yield corporate debt, investment grade corporate debt and securitized debt sectors as a principal investment strategy. While the fund may, as disclosed, opportunistically invest in other sectors, including those referenced above, it would do so “in response to market conditions.” Said differently, it is not a principal investment strategy of the fund to invest in the U.S. government debt, municipal debt and non-corporate debt sectors.

That said, we will add the following definition of “non-corporate credit” in Item 9:

“The fund may opportunistically invest in other sectors including, but not limited to, U.S. government debt, municipal debt and non-corporate credit, in response to market conditions. Non-corporate credit means debt issued by any non-corporate entity including, but not limited to, regional governments, government agencies and supranational entities.

28.	If it is the case that the fund may invest substantially in securities rated Ba1 or below and BB+ or below (also known as “junk bonds”), please clarify that this investment covers the high-yield corporate debt sector. Otherwise, please clarify that the “high-yield corporate debt” referenced elsewhere in Item 4 are also referred to as junk bonds.

Response: Registrant confirms that it may invest substantially in securities rated Ba1 or below and BB+ or below (or unrated but determined to be of equivalent quality), and that such securities may be found in any of the specified sectors (other than the investment grade corporate debt sector) in which the fund may invest. This would include, not only the high-yield corporate debt sector, but also the securitized assets sector and any sectors in which the fund may opportunistically invest in response to market conditions, as disclosed.

Based on the foregoing, we will update the disclosure as follows:

The fund may invest substantially in securities rated Ba1 or below and BB+ or below by Nationally Recognized Statistical Ratings Organizations designated by the fund’s investment adviser, or in securities that are unrated but determined to be of equivalent quality by the fund’s investment adviser. Such securities are sometimes referred to as “junk bonds.” Such securities may be in the high-yield corporate debt sector or the securitized debt sector or any sector in which the fund may invest opportunistically.

29.	With respect to the disclosure referenced in Comment #28, above, please define what “substantially” means.

Response: As noted in our response to Comment #28 above, the fund may invest in securities rated Ba1 or below and BB+ or below (or its equivalent) across several different sectors, and not only in the high-yield corporate debt sector. As disclosed, there is no absolute limit on the percent of assets the fund may invest in each sector. Accordingly, we believe it would unduly constrain the Registrant’s investment strategy to limit the extent to which it may invest in securities rated Ba1 / BB+ or below. We believe the term “substantially” clearly and accurately conveys the extent to which the fund may invest in such securities, and respectfully decline to quantitatively define such term.

Principal Risks

30.	Please update the risk factor captioned ‘Investing in debt instruments’ to reflect current market conditions – e.g., the Federal Reserve raising interest rates from historical low to combat inflation.

Response: Our response is the same for Multi-Sector Fund as it is for Municipal Fund. Please refer to our response to Comment #7, above.

31.	If the fund will invest as a principal investment strategy in mortgage-backed securities that include subprime mortgages, please disclose the principal risks associated with investments in subprime mortgages, and also disclose that the liquidity of these securities may change dramatically over time.

Response: We confirm supplementally that the fund will not invest in mortgage-backed securities that include subprime mortgages as a principal investment strategy.

32.	Please supplementally identify the broad-based securities market index expected to be used in the average annual total returns table.

Response: We confirm supplementally that Registrant expects to use the following broad-based securities market index in the average annual total returns table after the first year of its operations:

Bloomberg U.S. Aggregate Index

Statutory Prospectus

Investment objectives, strategies and risks

33.	Please disclose that, for purposes of the 80% policy for investments in issuers domiciled within the United States, derivatives will be valued on a mark-to-market basis (i.e., using the current market price of the derivative, or if it is an OTC derivative, its fair value).

Response: We will update our disclosure in the SAI (under the section titled “Certain investment limitations and guidelines”) as follows to address this comment:

“The fund will invest at least 80% of its assets in bonds and other debt instruments, including Eurodollar and Yankee bonds, debentures, notes, securities with equity and fixed income characteristics (such as bonds with warrants attached, convertible bonds, hybrids and certain preferred securities), cash and cash equivalents, securities backed by mortgages and other assets, loans, and other fixed income obligations of banks, corporations and governmental authorities. For purposes of this investment guideline, investments may be represented by derivative instruments, such as futures contracts and swap agreements, which will be valued on a mark-to-market basis in accordance with applicable regulatory requirements. The fund currently intends to look to the ratings from Moody’s Investor Services, Standard & Poor’s Rating Services and Fitch ratings. If rating agencies differ, securities will be considered to have received the highest of these ratings, consistent with the fund’s investment policies.”

34.	Please add the disclosure that the fund “may invest in debt securities of any maturity or duration” in the summary prospectus under Item 4.

Response: We will make this change.

35.	Please provide an example of duration. For instance, a duration of “three” means that a security’s price would be expected to decrease by approximately 3% with a 1% increase in interest rates.)

Response: Registrant’s existing disclosure provides the following explanation of duration.

“Duration is a measure used to determine the sensitivity of a security's price to changes in interest rate. The longer a security's duration, the more sensitive it will be to changes in interest rates.”

We believe this is sufficient, and that adding a specific example such as the one suggested by the Staff may be confusing to investors. Furthermore, we note that Form N-1A does not require such disclosure.

36.	Please add disclosure under Item 4 that the fund may invest in distressed debt as a principal strategy, and additionally disclose the risks associated with investing in these securities as a principal risk.

Response: We confirm supplementally that, while the fund may invest substantially in non-investment grade debt securities, it is not a principal investment strategy of the fund to invest in securities considered to be in distress or default. Such securities constitute only a part of non-investment grade debt securities. Moreover, while both Items 4 and 9 provide for the fund’s ability to invest substantially in non-investment grade debt securities, we have added this additional disclosure relating to securities in distress or default in Item 9 only. We believe this is consistent with the Staff’s guidance on layered disclosure that Item 4 summarize the more detailed disclosures in Item 9.

37.	Please identify in the summary that the fund may invest in collateralized debt obligations (CDOs) as part of its principal investment strategy. Please also disclose the principal risks of investing in CDOs in the Principal Risk sections, including risks specific to investing in the lower-rated tranches of such instruments. In addition, we note the mix of investments in each sector appears to have no absolute limits or range boundaries. Please inform the staff whether the fund intends to hold more than 15% of its assets in CDOs.

Response: While it is a principal investment strategy of the fund to invest in securitized debt, as the existing disclosure provides, “the fund will normally invest the securitized debt portion of its portfolio in mortgage- and other asset-backed securities.” As a result, we have included principal risk disclosure related to investing in mortgage-related and other asset-backed securities. The fund may invest in CDOs from time to time, as disclosed, but not as part of its principal investment strategy. To that end, we confirm supplementally that the fund does not intend to hold more than 15% of its assets in CDOs.

38.	The prospectus indicates that the fund may invest in the Central Funds. If acquired fund fees and expenses (“AFFE”) from such investments will exceed 0.01% of the average net assets of the fund, please disclose these fees and expenses as a separate line item in the fee table. Further, if included as a separate line item, please also disclose in a footnote to the fee table that AFFEs are based on estimated amounts for the current fiscal year. Otherwise, please confirm supplementally that such expenses, if any, are reflected in “Other Expenses.” [Instr. 3(f)(i) to Item 3.]

Response: We confirm supplementally that, if acquired fund fees and expenses (AFFE) exceed 0.01% of the average net assets of the fund, the fund will include a separate line item in the fee table for AFFE. The fund's AFFE is not expected to exceed 0.01% of the average net assets of the fund at this time, and as a result, any such expenses will be reflected in "Other Expenses."

39.	Please explain the below disclosure and be more specific. If ESG consideration is not a principal strategy for this fund, please move this disclosure to the SAI.

“The investment adviser may consider environmental, social and governance (“ESG”) factors that, depending on the facts and circumstances, are material to the value of an issuer or instrument. ESG factors may include, but are not limited to, environmental-related events resulting from climate change or society’s response to environmental change, social conditions (e.g., labor relations, investment in human capital, accident prevention, changing customer behavior) or governance issues (e.g., board composition, significant breaches of international agreements, unsound business practices).”

Response: The investment adviser seeks to consider ESG risks and opportunities that are material to an investment. An ESG consideration that is material to one investment may not be material with respect to a different investment. We note as a general matter that Item 9 contemplates certain disclosures other than the fund’s principal investment strategies. The above referenced disclosure, for example, is responsive to Item 9(b)(2). In addition, this disclosure is subject to change based on the Commission's final rule relating to ESG-related disclosures by funds and advisers. Accordingly, we respectfully decline to amend or move the disclosure at this time.

40.	Please explain how the risk factor captioned ‘Interest rate risk’ is not a principal risk of a fund investing in debt securities. It does not seem sufficient to only reference this risk in the risk factors captioned 'Market conditions' and 'Investing in debt instruments.'

Response: We will move the risk factor captioned ‘Interest rate risk’ to the Principal Risks section to address this comment.

41.	Please consider whether the expected discontinuation of LIBOR, which is discussed in the SAI, is a principal risk for the fund. If you believe it is not, explain to us why. Please tailor any such principal risk to describe how the expected discontinuation of LIBOR could affect the fund’s investments, including: (a) if the fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being published, how it will affect the liquidity of these investments; and (b) how the transition to any successor rate could impact the value of investments that reference LIBOR.

Response: We confirm supplementally that the expected discontinuation of LIBOR is not a principal risk of investing in the fund. This is because LIBOR will remain relevant only for new transactions after the fund is expected to be operational. Based on the fund's stated investment objective and strategy, the fund is expected to have limited exposure to LIBOR when it begins operations in October 2022. Accordingly, we do not believe any additional disclosure is required in response to this comment.

42.	Given that the fund will invest 80% of its assets in issuers domiciled in the U.S., please explain why the risk factor captioned “Exposure to country, region, industry or sector” is not a principal risk of investing in the fund.

Response: We will move this risk factor to the Principal Risks section to address this comment.

Short Duration Fund

Summary Prospectus

General

43.	Comments provided with respect to Municipal Fund apply to Short Duration Fund to the extent applicable.

Response: We acknowledge this comment.

Principal investment strategies

44.	We note the SAI - Certain investment limitations and guidelines states:

The fund will invest at least 80% of its assets in bonds and other debt instruments, including Eurodollar and Yankee bonds, debentures, notes, securities with equity and fixed income characteristics (such as bonds with warrants attached, convertible bonds, hybrids and certain preferred securities), cash and cash equivalents, securities backed by mortgages and other assets, loans, and other fixed income obligations of banks, corporations and governmental authorities. For purposes of this investment guideline, investments may be represented by derivative instruments, such as futures contracts and swap agreements.

Please reconcile with the principal investment strategies indicated here and in Item 9, as well as to the disclosure concerning any corresponding principal risks.

Response: In keeping with the Commission's instruction for layered disclosure, the term "primarily" is defined in the SAI to mean at least 80%, and the SAI includes disclosure regarding additional types of debt instruments that the fund may invest in. Other than with respect to mortgage and other asset-backed securities and cash and cash equivalents, which are addressed in Items 4 and 9, respectively, we confirm that the Registrant does not expect to invest in the additional types of debt instruments discussed in the SAI as part of its principal investment strategy.

45.	Please explain the concept of duration and include a brief example in the prospectus (e.g., Duration is a measure of the price sensitivity of a debt security or portfolio of debt securities to relative changes in interest rates. For instance, a duration of “three” means that a security’s price would be expected to decrease by approximately 3% with a 1% increase in interest rates). Additionally, please provide the fund’s definition of duration.

Response: We will add the following disclosure in Item 9 in response to this comment:

The fund’s average portfolio duration is generally expected to be less than 2 years, but may be up to 3 years. Duration is a measure used to determine the sensitivity of a security's price to changes in interest rate. The longer a security's duration, the more sensitive it will be to changes in interest rates.

46.	The fund discloses that it “maintains a portfolio of bonds, other debt securities and money market instruments consisting primarily of debt securities rated BBB- or Baa3 or better.” Clarify whether the asset-backed securities invested by the fund will be of the same credit quality. It is unclear whether these are meant to be carved out from the other debt investments or not.

Response: We confirm that asset-backed securities that the fund may invest in will primarily be of the same credit quality as what is described generally for the fund’s portfolio: BBB- or Baa3 or better (or its equivalent). We will amend the disclosure as follows to make clear that this rating guideline applies to other debt securities discussed in Items 4 and 9, including asset-backed securities:

The fund maintains a portfolio of bonds, other debt securities (including asset-backed securities and other securities described below) and money market instruments consisting primarily of debt securities rated BBB– or Baa3 or better by Nationally Recognized Statistical Rating Organizations designated by the fund’s investment adviser or unrated but determined to be of equivalent quality by the fund’s investment adviser.

47.	In respect of the disclosure that the fund may invest in inflation-linked bonds issued by non-U.S. governments, if this is in fact the case, please revise disclosure to make clear that the fund will invest in foreign sovereign debt.

Response: As disclosed, the fund may invest in inflation-linked bonds that are issued not only by non-U.S. governments, but also by U.S. governments and their agencies and instrumentalities as well as by corporations. That said, while it is a principal investment strategy of the fund to invest in inflation-linked bonds generally, it is not a principal investment strategy of the fund to invest in such bonds issued by non-U.S. governments. Accordingly, we respectfully decline to amend the disclosure as proposed at this time.

Principal Risks

48.	Please update the risk factor captioned ‘Investing in debt instruments’ to reflect current market conditions – e.g., the Federal Reserve raising interest rates from historical low to combat inflation.

Response: Our response is the same for Short Duration Fund as it is for Municipal Fund. Please refer to our response to Comment #7, above.

49.	If the fund will invest as a principal investment strategy in mortgage-backed securities that include subprime mortgages, please disclose the principal risks associated with investments in subprime mortgages, and also disclose that the liquidity of these securities may change dramatically over time.

Response: We confirm supplementally that the fund will not invest in mortgage-backed securities that include subprime mortgages as a principal investment strategy.

50.	The principal investment strategy does not indicate that the fund invests in issuers domiciled outside of the US, other than investing in inflation-linked bonds issued by U.S. and non-U.S. governments, their agencies or instrumentalities, and corporations. Please reconcile the disclosure.

Response: We confirm that the fund may invest in the securities of issuers domiciled outside the U.S. including, but not limited to, inflation-linked bonds. We will amend our disclosures as follows in response to this comment:

The fund may invest in debt securities of issuers domiciled outside the U.S. including, but not limited to, corporate debt and inflation-linked bonds issued by U.S. and non-U.S. governments, their agencies or instrumentalities~~, and corporations~~. Inflation-linked bonds are structured to protect against inflation by linking the bond’s principal and interest payments to an inflation index, such as the Consumer Price Index for Urban Consumers, so that principal and interest adjust to reflect changes in the index.

51.	In addition to the risk factor captioned “Investing in derivatives,” please also specify risks related to futures contracts and swaps.

Response: The fund expects to invest in derivatives as a principal investment strategy of the fund, and we have included disclosure to this effect under "Principal investment strategies" and "Principal risks." While futures contracts and swaps are each a type of derivative in which the fund may invest, we do not currently expect investments in any one of these types of security to be, individually, a principal investment strategy of the fund. Accordingly, although we list futures contracts and swaps under “Principal investment strategies” as types of derivative instruments in which the fund may invest, we have not included substantive disclosure regarding those instruments in the fund’s summary prospectus. However, because the fund may invest in such instruments, additional details about futures contracts and swaps, including the risks associated with investing in the same, are described in the “Investment objective, strategies and risks” section of the fund’s statutory prospectus.

52.	Please supplementally identify the broad-based securities market index expected to be used in the average annual total returns table.

Response: We confirm supplementally that Registrant expects to use the following broad-based securities market index in the average annual total returns table after the first year of its operations:

Bloomberg U.S. Government/Credit (1-3 years) Index

Statutory Prospectus

53.	The prospectus indicates that the fund may invest in the Central Funds. If acquired fund fees and expenses (“AFFE”) from such investments will exceed 0.01% of the average net assets of the fund, please disclose these fees and expenses as a separate line item in the fee table. Further, if included as a separate line item, please also disclose in a footnote to the fee table that AFFEs are based on estimated amounts for the current fiscal year. Otherwise, please confirm supplementally that such expenses, if any, are reflected in “Other Expenses.” [Instr. 3(f)(i) to Item 3.]

Response: We confirm supplementally that, if acquired fund fees and expenses (AFFE) exceed 0.01% of the average net assets of the fund, the fund will include a separate line item in the fee table for AFFE. The fund's AFFE is not expected to exceed 0.01% of the average net assets of the fund at this time, and as a result, any such expenses will be reflected in "Other Expenses."

54.	Please explain the below disclosure and be more specific. If ESG consideration is not a principal strategy for this fund, please move this disclosure to the SAI.

“The investment adviser may consider environmental, social and governance (“ESG”) factors that, depending on the facts and circumstances, are material to the value of an issuer or instrument. ESG factors may include, but are not limited to, environmental-related events resulting from climate change or society’s response to environmental change, social conditions (e.g., labor relations, investment in human capital, accident prevention, changing customer behavior) or governance issues (e.g., board composition, significant breaches of international agreements, unsound business practices).”

Response: The investment adviser seeks to consider ESG risks and opportunities that are material to an investment. An ESG consideration that is material to one investment may not be material with respect to a different investment. We note as a general matter that Item 9 contemplates certain disclosures other than the fund’s principal investment strategies. The above referenced disclosure, for example, is responsive to Item 9(b)(2). In addition, this disclosure is subject to change based on the Commission's final rule relating to ESG-related disclosures by funds and advisers. Accordingly, we respectfully decline to amend or move the disclosure at this time.

55.	Please explain how the risk factor captioned ‘Interest rate risk’ is not a principal risk of a fund investing in debt securities. It does not seem sufficient to only reference this risk in the risk factors captioned 'Market conditions' and 'Investing in debt instruments.'

Response: We will move the risk factor captioned ‘Interest rate risk’ to the Principal Risks section to address this comment.

56.	Please consider whether the expected discontinuation of LIBOR, which is discussed in the SAI, is a principal risk for the fund. If you believe it is not, explain to us why. Please tailor any such principal risk to describe how the expected discontinuation of LIBOR could affect the fund’s investments, including: (a) if the fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being published, how it will affect the liquidity of these investments; and (b) how the transition to any successor rate could impact the value of investments that reference LIBOR.

Response: We confirm supplementally that the expected discontinuation of LIBOR is not a principal risk of investing in the fund. This is because LIBOR will remain relevant only for new transactions after the fund is expected to be operational. Based on the fund's stated investment objective and strategy, the fund is expected to have limited exposure to LIBOR when it begins operations in October 2022. Accordingly, we do not believe any additional disclosure is required in response to this comment.

57.	The fund states in its principal investment strategies that it may invest in futures contracts and swaps, but includes discussion of the risks associated with these derivatives here in the additional risks section. Please move these risks to Principal risks or supplementally explain why these are not principal risks.

Response: The fund expects to invest in derivatives as a principal investment strategy, and we have included disclosure to this effect under “Principal investment strategies” and “Principal risks.” Swaps are one type of derivative instruments in which the fund may invest; however, we do not currently expect investing in swaps to be a principal investment strategy of the fund. Accordingly, although we list swaps under “Principal investment strategies” as a type of derivative instrument in which the fund may invest, we have not included substantive disclosure regarding swaps in Item 4. However, because the fund may invest in such instruments, additional details about swaps, including the risks associated with investing in swaps, are described in Item 9.

Statement of Additional Information

Certain investment limitations and guidelines

58.	Please revise the Municipal Fund’s 80% policy relating to tax-exempt securities, consistent with Rule 35d-1, and state that it is a fundamental policy of the fund.

Response: Please refer to our response to Comments #1 and #13, above, and to Comment #61, below.

59.	Please explain why the Municipal Fund has a separate 80% policy of investing in bonds, in addition to the policy relating to tax-exempt securities.

Response: The fund has adopted the 80% policy relating to tax-exempt securities as a stand-alone policy as it is a requirement under the Names Rule. We are not aware of any rules or requirements that would limit the fund’s ability to adopt a separate policy on investing at least 80% of its assets in bonds.

60.	The Short Duration Fund’s statement of additional information provides that the fund will “invest at least 80% of its assets in bonds and other debt instruments.” Please reconcile this statement with the prospectus, which does include the same disclosure.

Response: The fund’s prospectus provides that the fund will invest “primarily” in bonds and other debt instruments. The above referenced SAI disclosure is intended to supplement the prospectus disclosure by defining what “primarily” means. We believe this is appropriate and consistent with the Staff’s guidance on layered disclosure.

Fund policies

61.	The Municipal Fund must adopt a fundamental policy that would require shareholder approval to change. Rule 35d-1(a)(4).

Response: We confirm that this fund will adopt the following fundamental policy as required under the Names Rule, which will be reflected in the Amendment:

“The fund will maintain its status as a tax-exempt fund consistent with (i) the 1940 Act and the rules and regulations thereunder, or other successor law governing the regulation of registered investment companies, or interpretations or modifications thereof by the SEC, SEC staff or other authority of competent jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority of competent jurisdiction.”

The disclosure in this section of the SAI will make clear that the above policy may not be changed without shareholder approval.

62.	Please revise the following disclosure to comply with Rule 18f-4.

Further, to the extent the fund covers its commitments under certain types of agreements and transactions, including derivatives, mortgage-dollar-roll transactions, sale-buybacks, when issued, delayed-delivery, or forward commitment transactions, and other similar trading practices, by segregating or earmarking liquid assets equal in value to the amount of the fund’s commitment (in accordance with applicable SEC or SEC staff guidance), such agreement or transaction will not be considered a senior security by the fund.

Response: We will replace the above disclosure with the following language to address this comment:

Further, the fund is permitted to enter into derivatives and certain other transactions, notwithstanding the prohibitions and restrictions on the issuance of senior securities under the 1940 Act, in accordance with current SEC rules and interpretations.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (213) 615-3736.

Sincerely,

/s/ Clara Kang

Clara Kang

Associate Counsel